Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

XTRA-GOLD PROVIDES EXPLORATION UPDATE ON ITS EXPANDING
ZONE 5 GOLD CORRIDOR WHERE SEVEN SHEAR ZONES
HAVE BEEN IDENTIFIED TO DATE

Toronto, Ontario – March 4, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGR, is very pleased to announce channel sampling results from a new exposure of the Main Shear, in addition to initial channel sample results from 6 recently identified shear zones forming part of the Zone 5 Gold Corridor, on the Company’s wholly-owned Kibi Gold Project, located in the Kibi – Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. Highlights of the channel sampling results and Zone 5 Gold Corridor expansion work reported today include:

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New gold shoot discovered along Main Shear approximately 350 m southwest of discovery high-grade gold shoot; with shear consisting of braided (anastomosing) structure attaining 13 m in width and encompassing 4 sinuous mylonitic branches ranging from approximately 0.4 m to 4 m in width. Highlights from channel sampling of mylonitic shear branches include: 2.5 m grading 4.71 g/t gold and 3.9 m grading 5.9 g/t gold in channel sample strings #KBCS080-7 and #KBCS080-9, respectively (SE Branch); 1.1 m grading 14.77 g/t gold, including 26.1 g/t gold over 0.5 m in #KBCS080-18 (Central Branch); and 1.5 m grading 10.47 g/t gold, including 20.4 g/t gold over 0.5 m and 1.6 m grading 11.14 g/t gold, including 17.8 g/t gold over 0.8 m in strings #KBCS080-2 and #KBCS080-5, respectively (NW Branch).

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Geological mapping/sampling to date indicates that the Zone 5 Gold Corridor corresponds to a minimum 325 m wide braided shear zone system encompassing at least 7 auriferous shear zones; with the Main Shear traced to date over an approximately 475 m strike length. The auriferous shear zone system is spatially associated with an approximately 1.8 km long by 300 m to 800 m wide, NE-trending, anomalous gold-in-soil trend.

-	Extensive arrays of mineralized low-angle extensional quartz-tourmaline veins spatially associated with all 7 shear zones; greatly enhancing the bulk mining potential of the Zone 5 Gold Corridor.

The present exploration results correspond to an ongoing mechanized outcrop stripping / trenching transect designed to test the southwestern strike extension of the Main Shear and define the full width extent of the NE-trending Zone 5 Gold Corridor. Approximately 65% (325 m) of the planned 500 m long, NW-trending transect located approximately 350 m southwest of the discovery high-grade gold shoot has been completed to date; with the transect positioning based on favorable topography in combination with shallow overburden cover, previously identified gold-bearing structures, and priority geophysical targets.

Geological mapping and grab / channel sampling of the bedrock exposed to date along the transect has identified 7 auriferous structures distributed over an approximately 325 m width of the Zone 5 structural corridor; including the apparent southwestern strike extension of the Main Shear. The structures consist of sinuous anastomosing shear zones ranging from approximately 1 m to 13 m in width and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Extensive arrays of mineralized low-angle extensional veins are spatially associated with the controlling vertical shear veining.

The apparent southwestern strike extension of the Main Shear was exposed over an approximately 55 m strike length within the southeastern portion of the outcrop stripping / trenching transect, approximately 350 m southwest of the discovery high-grade gold shoot. At this locality, the Main Shear consists of a braided (anastomosing) structure attaining 13 m in width and encompassing 4 sinuous high shear strain branches ranging from approximately 0.4 m to 4 m in width; bounding relatively less deformed/altered rock lozenges. The NE-trending, steeply SE dipping, pinch and swell high strain branches range from silicified / carbonatized mylonitic rock containing irregular quartz-tourmaline veining / lenses to sericite-iron carbonate-pyrite schist hosting parallel quartz veining. Arrays of mineralized low-angle extensional quartz-tourmaline veins cross-cut the mylonitic zones and visually extend up to 10 m into the wall rock.

A total of 152 bedrock saw-cut channel samples totaling 86 m were collected over an approximately 40 m strike distance of the new Main Shear exposure, including 52 vertical or steeply inclined channel samples (28 m) collected on outcrop ledge faces to test low-angle extensional veining arrays. In aggregate these samples form 51 composite channel strings ranging from 0.20 m to 7.6 m in length, with individual channel samples averaging approximately 0.55 m in length. Of the 152 channel samples collected: 5 (3%) yielded less than 0.01 g/t gold; 28 (19%) returned gold values from 0.01 g/t to 0.1 g/t; 58 (38%) between 0.1 g/t and 1.0 g/t gold; 18 (12%) between 1 g/t and 2 g/t gold; 23 (15%) between 2 g/t and 5 g/t gold; 14 (9%) between 5 g/t and 10 g/t gold; 4 (2.5%) between 10 g/t and 20 g/t gold; and 2 samples (1.5%) returned values over 20 g/t gold (26.1 g/t maximum).

Highlights from a series of channel samples collected from the respective mylonitic branches over an approximately 20 m strike length include mineralized intercepts of: 2.5 m grading 4.71 g/t gold and 3.9 m grading 5.9 g/t gold in channel sample strings #KBCS080-7 and #KBCS080-9, respectively (SE Branch); 1.1 m grading 14.77 g/t gold, including 26.1 g/t gold over 0.5 m in #KBCS080-18 (Central Branch); 1.5 m grading 10.47 g/t gold, including 20.4 g/t gold over 0.5 m and 1.6 m grading 11.14 g/t gold, including 17.8 g/t gold over 0.8 m in strings #KBCS080-2 and #KBCS080-5, respectively (NW Branch); and 0.4 m grading 2.08 g/t gold in sample string #KBCS080-21(NW-2 Branch). The highly accidented bedrock surface, including overburden filled crevices, is typically non-conducive to continuous channel sampling across the width of the structure; with the less deformed/altered rock between the shear branches typically being recessively weathering. Local sampling of the inter-shear branch rock where possible yielded gold values in the 0.1 g/t to 1.5 g/t range. See Table 1 for the full listing of significant mineralized intercepts from the respective mylonitic zones and intercepts yielded by vertical channel sampling targeting sub-horizontal extensional veining.

Table 1: Saw-Cut Channel Sample Composites - Zone 5 - Main Shear
Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear Branch/ Comments
KBCS080-7	1.5	4.0	2.5	4.71	SE Branch
including	2.0	2.5	0.5	12.35
KBCS080-8	0.0	3.0	3.0	3.39	SE Branch
including	2.4	3.0	0.6	11.05
KBCS080-9	0.6	4.5	3.9	5.90	SE Branch
including	0.6	1.0	0.4	11.25
KBCS080-10	0.5	4.5	4.0	3.12	SE Branch
including	1.9	3.0	1.1	5.82
KBCS080-11	1.4	3.3	1.9	5.72	SE Branch
including	1.4	1.8	0.4	8.89
including	2.3	2.8	0.5	8.84
KBCS080-13	0.0	2.5	2.5	2.63	SE Branch
including	1.6	2.5	0.9	4.82
KBCS080-1	0.0	0.5	0.5	7.41	Central Branch
KBCS080-3	0.5	1.1	0.6	3.97	Central Branch
KBCS080-18	0.0	1.1	1.1	14.77	Central Branch
including	0.6	1.1	0.5	26.10
KBCS080-2	0.0	1.5	1.5	10.47	NW Branch
including	0.5	1.0	0.5	20.40
KBCS080-5	0.0	1.6	1.6	11.14	NW Branch
including	0.8	1.6	0.8	17.80
KBCS080-4	0.0	2.8	2.8	1.76	NW Branch
including	1.3	1.8	0.5	4.36
KBCS080-16	0.0	2.4	2.4	2.56	NW Branch
including	0.0	0.6	0.6	6.59
KBCS080-21	0.0	0.4	0.4	2.08	NW-2 Branch
KBCS080-2V	0.0	1.0	1.0	3.09	Flat Veins
including	0.0	0.5	0.5	5.61
KBCS080-4V	0.0	1.0	1.0	1.26	Flat Veins
KBCS080-7V	0.0	1.0	1.0	0.86
KBCS080-V8	0.0	1.2	1.2	2.72	Flat Veins
KBCS080-V6	0.0	2.8	2.8	1.44	Flat Veins
including	2.0	2.8	0.8	2.83
KBCS080-V21	0.0	0.4	0.4	2.91	Flat Veins

Notes:
Due to irregular bedrock surface the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

A total of 428 bedrock saw-cut channel samples totaling 253 m were collected from the remaining 6 shear zones emplaced within the Zone 5 Gold Corridor, including 25 vertical or steeply inclined channel samples (14.5 m) collected on outcrop ledge faces to test low-angle extensional veining. In aggregate these samples form 123 composite channel strings ranging from 0.20 m to 25 m in length, with individual channel samples averaging approximately 0.60 m in length. Sampling to date ranges from widespread scout channel sampling to detail channel sampling on 3 structures, respectively. Of the 428 channel samples collected: 12 (3%) yielded less than 0.01 g/t gold; 205 (48%) returned gold values from 0.01 g/t to 0.1 g/t; 159 (37%) between 0.1 g/t and 1.0 g/t gold; 18 (4%) between 1 g/t and 2 g/t gold; 23 (5%) between 2 g/t and 5 g/t gold; 10 (2%) between 5 g/t and 10 g/t gold; and 1 sample returned a maximum value of 11.5 g/t gold.

The 6 parallel shear zones are characterized by widespread anomalous gold values in the 0.1 g/t to 1.0 g/t range (37% of samples) with localized higher grade values attaining 11.5 g/t gold. Channel sampling highlights on the respective structures include mineralized intercepts of: 1.2 m grading 5.93 g/t gold and 1 m grading 6.39 g/t gold in channel sample strings #KBCS035 and #KBCS045, respectively (L7675 Shear); 0.8 m grading 8.83 g/t gold in sample string #KBCS078-2 (L7600W Shear); 0.5 m grading 9.76 g/t gold in #KBCS077-1 (Old Pit Shear); 1.1 m grading 3.83 g/t gold, including 6 g/t gold over 0.6 m in #KBCS076-31 (L7600E Shear); and 0.8 m grading 2.58 g/t gold in sample string #KBCS076-50 (Main-East Shear). See Table 2 for the full listing of significant mineralized intercepts from these 6 shear zones.

Highlights of vertical channel sampling across low-angle extensional veining arrays spatially associated with the controlling vertical shear veining include: 1.1 m grading 3.51 g/t gold and 0.8 m grading 6.85 g/t gold in sample strings #KBCS077-V1 and #KBCS077-V2, respectively (Old Pit Shear); 0.4 m grading 2.45 g/t gold in #KBCS079-V1 (L7600W Shear); and 1.3 m grading 4.15 g/t gold in string #TCK008-V-47.7 (L7700 Shear). In the case of the L7700 shear a set of 3 vertical channel sample strings returned considerably higher gold values ranging from 1.17 g/t to 4.15 g/t over 0.7 m to 1.3 m lengths; than the 0.27 g/t gold over 2 m yielded by the vertical shear vein.

In addition to channel sampling, a total of 137 rock grab samples were also collected from the 7 shear zones as part of first pass sampling to guide subsequent channel sampling. Of the 137 quartz veining and silica-iron carbonate-pyrite altered wall rock grab samples collected: 26 (19%) yielded less than 0.01 g/t gold; 40 (29%) returned gold values from 0.01 g/t to 0.1 g/t; 24 (18%) between 0.1 g/t and 1.0 g/t gold; 26 (19%) between 1 g/t and 5 g/t gold; 14 (10%) between 5 g/t and 10 g/t gold; and 7 (5%) samples returned gold values between 10 g/t and 19.85 g/t.

Table 2: Saw-Cut Channel Sample Composites Zone 5 -New / Parallel Shear Zones
Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear ID / Comments
KBCS034	3.0	4.5	1.5	1.73	L7675
including	4.0	4.5	0.5	3.86
KBCS035	0.9	2.1	1.2	5.93	L7675
KBCS036	0.5	1.6	1.1	1.23	L7675
KBCS037	3.0	5.3	2.3	2.45	L7675
including	3.0	3.5	0.5	5.57
KBCS039	1.5	10.5	9.0	0.63	L7675
including	10.0	10.5	0.5	3.98
KBCS040	2.0	3.5	1.5	1.47	L7675
KBCS041	2.0	2.5	0.5	3.27	L7675
KBCS045	1.2	2.2	1.0	6.39	L7675
KBCS056	0.5	1.5	1.0	2.33	L7675
KBCS057	0.0	0.5	0.5	9.99	L7675
KBCS076-31	0.0	1.1	1.1	3.83	L7600E
including	0.0	0.6	0.6	6.00
KBCS076-47	2.2	4.5	2.3	1.00	L7600E
KBCS076-50	1.1	1.9	0.8	2.58	Main-East
KBCS077-1	0.0	0.5	0.5	9.76	Old Pit
KBCS077-V1	0.0	1.1	1.1	3.51	Old Pit; Flat Veins
KBCS077-V2	0.0	0.8	0.8	6.85	Old Pit; Flat Veins
KBCS077-V3	0.0	0.6	0.6	4.63	Old Pit; Flat Veins
KBCS059-2	0.0	0.8	0.8	1.83	L7600W
KBCS078-2	0.0	0.8	0.8	8.83	L7600W
KBCS078-3	0.0	1.0	1.0	3.74	L7600W
KBCS079-1	0.7	3.6	2.9	1.11	L7600W
including	0.7	1.2	0.5	3.07
including	2.4	2.8	0.4	2.92
KBCS079-6	0.0	0.5	0.5	4.53	L7600W
KBCS079-V1	0.0	0.4	0.4	2.45	L7600W; Flat Veins
KBCS079-V2	0.0	0.5	0.5	1.51	L7600W; Flat Veins
TCK008-V-45.7	0.6	1.8	1.2	1.48	L7700; Flat Veins
TCK008-V-46.7	1.0	1.7	0.7	1.17	L7700; Flat Veins
TCK008-V-47.7	0.0	1.3	1.3	4.15	L7700; Flat Veins

Notes:
Due to irregular bedrock surface the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

Preliminary geological observation indicate that the Zone 5 Gold Corridor corresponds to a minimum 325 m wide, multi-structure, braided shear zone system emplaced along a quartz feldspar porphyry (“QFP”) body; with the Main Shear traced to date over an approximately 475 m strike length. The auriferous shear zone system is spatially associated with an approximately 1.8 km long by 300 m to 800 m wide, NE-trending, anomalous gold-in-soil trend centered on a moderate magnetic / high radiometric airborne geophysical signature appearing to delineate the QFP body.

Outcrop stripping / trenching continues on the planned 500 m long transect to determine the full width extent of the Zone 5 Gold Corridor; as well as detail geological mapping and channel sampling of the auriferous shears identified to date. Infill soil geochemical sampling and prospecting is also in progress on newly established detail (100 m) grid lines covering the 1.8 km long Zone 5 gold-in-soil anomaly. A 30 km pole-dipole induced polarization (IP) survey covering a 2.2 km by 1.0 km – 1.5 km grid at 100 m spacing was completed by Sagax Afrique S.A. in February 2013; with the final results and interpretation still pending.

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, reverse circulation (RC) samples, and trench channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. Xtra-Gold’s Kibi Project consists of an over 5.5 km long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam Concession.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:   416 366-4227
E-mail:            info@xtragold.com
Website:       www.xtragold.com